UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Silver Run Acquistion Corporation II
(Name of Issuer)
Common Stock
(Title of Class of Securities)
82812A103
(CUSIP Number)
December 31, 2017
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 82812A103

1	NAME OF REPORTING PERSON Orbis Investment Management Limited ("OIML"); Orbis Investment Management (U.S.) LLC ("OIMUS") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) OIMUS: 26-0583752
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION OIML is a company organized under the laws of Bermuda. OIMUS is a company organized under the laws of Delaware, USA.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,286,508
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,286,508
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON OIML beneficially owns 10,632,522 OIMUS beneficially owns 653,986
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9%
12	TYPE OF REPORTING PERSON FI (OIML); OO (OIMUS)

CUSIP No.: 82812A103
ITEM 1(a).	NAME OF ISSUER: Silver Run Acquistion Corporation II
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 1000 Louisiana Street, Suite 1450 Houston, TX 77002
ITEM 2(a).	NAME OF PERSON FILING: Orbis Investment Management Limited ("OIML"); Orbis Investment Management (U.S.) LLC ("OIMUS")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: OIML: Orbis House, 25 Front Street, Hamilton, Bermuda HM11 OIMUS: 600 Montgomery Street, Suite 3800, San Francisco, CA 94111, USA
ITEM 2(c).	CITIZENSHIP: OIML is a company organized under the laws of Bermuda. OIMUS is a company organized under the laws of Delaware, USA.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e).	CUSIP NUMBER: 82812A103
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [X]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [X]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution: equivalent to IA (only for OIML)

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
OIML beneficially owns 10,632,522 OIMUS beneficially owns 653,986
(b) Percent of class:
10.9%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
11,286,508
(ii) shared power to vote or to direct the vote:
0
(iii) sole power to dispose or direct the disposition of:
11,286,508
(iv) shared power to dispose or to direct the disposition of:

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Other persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 10,632,522 shares of common stock of the issuer beneficially owned by OIML.

Another person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 653,986 shares of common stock of the issuer beneficially owned by OIMUS.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
OIML and OIMUS are together making this filing because they may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Information with respect to each of OIML and OIMUS (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person.

OIML is the beneficial owner of 10,632,522 shares of common stock or 10.27% of the 103,500,000 shares of common stock of the issuer believed to be outstanding.

OIMUS is the beneficial owner of 653,986 shares of common stock or 0.63% of the 103,500,000 shares of common stock of the issuer believed to be outstanding.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Orbis Investment Management Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No.: 82812A103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14 2018
Orbis Investment Management Limited ("OIML"); Orbis Investment Management (U.S.) LLC ("OIMUS")
By:
/s/ James Dorr
Name:
James Dorr
Title:
General Counsel of Orbis Investment Management Limited; Director of North Rock Holdings Corp., a member of Orbis Investment Management (U.S.) LLC

Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).